Filed by CoBiz Financial Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CoBiz Financial Inc.

Commission File No.: 001-15955

Date: June 26, 2018

BOK CEO Addresses Employee Questions

Last week, almost three-quarters of CoBiz employees took part in meetings with BOK Financial President and CEO Steve Bradshaw and CoBiz Chairman and CEO Steve Bangert. Whether you missed the meetings or you’re just trying to stay current with the latest updates, we’ve captured some of the most frequently asked questions from the sessions. We will continue to share updates and update the information on the Bunkhouse as we get more details. Keep reading to learn more.

Q:                                   Engagement with the community is really important at CoBiz. Can you tell us how BOK Financial engages with the communities it serves?

A:                                   Community engagement is really important to us, and is focused in the areas of basic needs, economic development, education, and the United Way. The BOK Foundation contributed $5.1 million last year and community engagement is viewed as something we want to do and should do, not something we have to do. I know that community support is at the core of CoBiz, and I want to learn more about the Biz Bash and everything else that you do.

Q:                                   Can you share more about the credit approval process at BOK Financial? Do you use credit officers, loan committee, pods?

A:                                   Yes, yes and yes. We have loan committee for deals at $35 million and above, senior credit officers embedded in most markets, and regional underwriting centers that work on smaller business and private banking loans. We have a very disciplined approach to credit, which is reflected in the fact that we have above median growth but credit quality that is at or near the top of our peer group. We expect our credit team to do the work and find a path to yes, although we can’t always do that.

Q:                                   Obviously, BOK Financial is very comfortable with non-banking business lines. Can you address whether insurance will be part of the offering going forward?

A:                                   With more than 40% of our revenues derived from non-interest income, we are obviously very comfortable with fee businesses. Our wealth management business represents 11 different businesses comprising $82 billion in assets under management. We don’t currently offer P&C insurance, but we do have employee benefits. In fact, our 401(k) area manages more than 1,000 plans. We are eager to dig in and learn more about insurance, including the synergies with the commercial bank, growth factors and staffing.

Q:                                   Most of BOK Financial’s growth has been organic; do you anticipate doing more acquisitions after this or returning the focus to organic growth?

A:                                   With almost $4 billion in assets, CoBiz nearly equals all of our previous acquisitions added together. Our most recent acquisition was a bank in Kansas City in 2016. It was our first bank acquisition since 2007, and it was good to “get the band together” to review our integration process. Our preference is for organic growth. Investment bankers send us packets on potential acquisitions all the time, but we pass on most of them. That said, competing up market may require scale and regulatory changes allow us to think beyond the previous $50 billion threshold.

Q:                                   Which business lines will be fueling growth for BOK in the future?

A:                                   Certainly wealth management and healthcare with the aging boomer population. Core C&I lending is a tough, competitive space for all of us but we believe that there will be fewer players across the country, which is an opportunity for us. That said, no business line is off the hook, and I expect growth from everyone.

Q:                                   Have there been any considerations about the bank name going forward?

A:                                   Our banks are under one charter and have historically operated as separately named DBAs in each state. However, we increasingly compete on national scope business, and we don’t want to appear small in those conversations. We are considering a unified brand, particularly for our western markets. We should know more in about 30 days, but I would anticipate that a regional brand could mean a new name for all affected banks going forward.

Q:                                   Will there be opportunities for companywide support functions outside of Tulsa?

A:                                   Today, the majority of companywide support functions operate in Tulsa and Oklahoma City, with a few positions embedded in different regions. As we consolidate this acquisition, we may need to assess the need for incremental support.

Q:                                   What are the next steps on integration?

A:                                   We have identified the individuals at BOK who will lead the integration team and who will be in Colorado next week. We will begin work immediately, but regulatory requirements dictate that we don’t get involved in running your business until after the transaction closes. We will be very transparent in our communication, sharing information as it becomes available. There is a huge risk in not managing this transition well. The moment this transaction was announced, our competitors were circling around our clients. We need to make sure we’re all focused on taking care of our clients and on having a successful integration.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, CoBiz Financial Inc.’s and BOK Financial Corporation’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in CoBiz Financial Inc.’s and BOK Financial Corporation’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by CoBiz Financial Inc.’s shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating CoBiz Financial Inc.’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BOK Financial Corporation’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find it

In connection with the proposed merger, BOK Financial will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of CoBiz Financial Inc. and a Prospectus of BOK Financial. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about CoBiz Financial Inc. and BOK Financial, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to CoBiz Financial Inc. Investor Relations at CoBiz Financial Investor Relations, 1401 Lawrence Street, Suite 1200, Denver, CO, by calling 303.312.3412, or by sending an e-mail to info@cobizfinancial.com or to BOK Financial Investor Relations at Bank of Oklahoma Tower, PO Box 2300, Tulsa, OK, 74192, by calling 918.595.3030 or by sending an e-mail to investorrelations@bokf.com.

CoBiz Financial Inc. and BOK Financial Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CoBiz Financial Inc. in respect of the transaction described in the Proxy

Statement/Prospectus. Information regarding CoBiz Financial Inc.’s directors and executive officers is contained in CoBiz Financial Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 9, 2018, which are filed with the SEC.  Information regarding BOK Financial Corporation’s directors and executive officers is contained in BOK Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 15, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.